Exhibit 9.3
                             Digest of Transactions
                                     Sickbay
                                      with
                           HealthLine Publishing Inc.
                                       And
                             Health Publishing Inc.

     On March 31, 2000, Sickbay entered into two related agreements to acquire certain magazine properties of two related corporations. HealthLine Publishing Inc. ("HealthLine") and Health Publishing Inc. ("HPI"), both located in Redwood City, California.

     Pursuant to an asset acquisition with HealthLine, the Company acquired HealthLine's magazines, patents, trademarks, articles and content, archive production and procedural manuals, vendor and contact lists, and lists of contact contributors, together with all related assets for a purchase price of Seven Hundred Fifty Thousand Dollars ($750,000) paid in cash.

     At the same time and in the same connection, by agreement dated April 1, 2000, the Company agreed to exchange One Million Seven Hundred Fifty Thousand Dollars ($1,750,000) of Sickbay shares valued at the price for such shares during the three (3) days prior to March 29, 2000, in exchange for all of the capital stock of HPI. 79,848 Sickbay Shares were immediately issued to the former shareholders of HPI. The other half are to be issued in installments on the first anniversary of the transaction, and the second anniversary of the transaction. All of the Shares are required to be restricted upon issuance against further transfer, and an appropriate legend was included on the initially issued Shares.

     HPI is a for profit organization engaged in the distribution of the HealthLine Magazine, including HealthLine and Allergy & Asthma Magazine.